WORLD POINT TERMINALS, LP

8235 Forsyth Blvd., Suite 400

St. Louis, Missouri 63105

July 24, 2013

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	Anne Nguyen Parker, Branch Chief
Katrina V. Dorin, Staff Attorney

Re:	World Point Terminals, LP
Registration Statement on Form S-1
Filed July 15, 2013
File No. 333-189396

Ladies and Gentlemen:

On July 22, 2013, World Point Terminals, LP (the “Partnership”) submitted to the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) certain pages of an anticipated amendment (the “Amendment”) to the Partnership’s Registration Statement on Form S-1, File No. 333-189396 (the “Registration Statement”) containing the currently expected offering terms of the Partnership’s initial public offering (the “Offering”), including the bona fide price range pursuant to Item 501(b)(3) of Regulation S-K, the maximum number of common units to be offered, the minimum quarterly distribution per unit and the total number of common and subordinated units to be outstanding after the Offering, but excluding information that the Partnership is entitled to omit under Rule 430A. In addition, on July 23, 2013, the Partnership filed through EDGAR Amendment No. 2 to the Registration Statement, an exhibits only filing to file certain exhibits set forth in Item 16 of Part II thereto. As a supplement to the submission on July 22, 2013 and the filing on July 23, 2013, the Partnership hereby submits as Exhibit A hereto for the Staff’s review certain revised pages of the Amendment that provide further clarity concerning:

•	the terms of the credit facility; (Exhibit A)

•	the members of the board of directors of the Partnership’s general partner (Exhibit B); and

•	the terms of the omnibus agreement (Exhibit C).

The Partnership expects to include these revised pages in an amendment to the Registration Statement, which the Partnership plans to file through EDGAR prior to launching the Offering.

*         *         *

Please direct any questions or comments regarding the foregoing to the undersigned or to our counsel at Latham & Watkins LLP, Sean T. Wheeler at (713) 546-7418.

Very truly yours, WORLD POINT TERMINALS, LP

By:	WPT GP LLC, its general partner

By:	/s/ Steven G. Twele
Steven G. Twele Chief Financial Officer

Cc:	Paul A. Novelly
World Point Terminals, LP

Sean T. Wheeler
Latham & Watkins LLP

Joshua Davidson
Baker Botts L.L.P.

Exhibit A